Wessex House, 5th Floor
45 Reid Street
Hamilton HM 12 Bermuda

441-278-9250
441-278-9255 fax

May 15, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C.  20549

Re:                             Arch Capital Group Ltd.

Form 10-K for the Year Ended December 31, 2011

Filed February 29, 2012

File No. 001-16209

Dear Mr. Rosenberg:

We are responding to your letter dated May 2, 2012 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the annual report on Form 10-K of Arch Capital Group Ltd. (the “Company”) for the year ended December 31, 2011. We have indicated in our individual responses to the comments what our disclosures will look like. For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C.R. Hele

John C.R. Hele
Executive Vice President, Chief
Financial Officer and Treasurer

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity and Capital Resources

Liquidity and Capital Resources, page 122

1.              Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in cash provided by/used in operating activities, investing activities and financing activities for each period presented.

The Company has adjusted its 2012 first quarter Form 10-Q Management’s Discussion and Analysis to incorporate the additional information requested (revised disclosures are underlined):

The following table summarizes our consolidated cash flows from operating, investing and financing activities:

	Three Months Ended
	March 31,
	2012	2011

Total cash provided by (used for):
Operating activities	$144,821	$224,580
Investing activities	3,381	(68,013)
Financing activities	(81,278)	(117,836)
Effects of exchange rate changes on foreign currency cash	4,183	5,406
Increase in cash	$71,107	$44,137

•                  Cash provided by operating activities for the 2012 first quarter was lower than in the 2011 period. Paid losses were higher in the 2012 first quarter, including outflows on catastrophic events from 2010 and 2011 and the maturation of our reserves. In addition, receipts from interest and dividend income were lower in the 2012 first quarter due, in part, to changes in investment mix, timing and portfolio yields. The 2012 first quarter also reflected a higher level of cash outflows for operating expenses, primarily due to the timing of certain incentive compensation items. Such amounts were partially offset by a higher level of premium receipts in our insurance operations.

•                  Cash provided by investing activities for the 2012 first quarter was higher than the cash used for investing activities in the 2011 period. The 2012 first quarter included a higher level of purchases and sales of fixed maturity investments than in the 2011 first quarter, an increase in funding for other investments (funding of existing and new investments) and a static level of securities on loan through our securities lending program, compared to an investing outflow for securities lending in the 2011 first quarter. In addition, during the 2012 first quarter, we sold four individual TALF investments and the related TALF borrowings were extinguished accordingly.

•                  Cash used for financing activities for the 2012 first quarter was lower than in the 2011 period. The 2011 first quarter reflected $237.2 million of share repurchases under our share repurchase program while the 2012 first quarter did not include any repurchase activity. As noted above, the 2012 first quarter cash flows reflected a static level of securities on loan through our securities lending program, compared to a financing inflow for securities lending in the 2011 first quarter. In addition, the 2012 first quarter reflected the repayment of $69.9 million of TALF borrowings.

Our insurance and reinsurance operations provide liquidity in that premiums are received in advance, sometimes substantially in advance, of the time losses are paid. The period of time from the occurrence of a claim through the settlement of the liability may extend many years into the future. Sources of liquidity include cash flows from operations, financing arrangements or routine sales of investments.

As part of our investment strategy, we seek to establish a level of cash and highly liquid short-term and intermediate-term securities which, combined with expected cash flow, is believed by us to be adequate to meet our foreseeable payment obligations. However, due to the nature of our operations, cash flows are affected by claim payments that may comprise large payments on a limited number of claims and which can fluctuate from year to year. We believe that our liquid investments and cash flow will provide us with sufficient liquidity in order to meet our claim payment obligations. However, the timing and amounts of actual claim payments related to recorded Loss Reserves vary based on many factors, including large individual losses, changes in the legal environment, as well as general market conditions. The ultimate amount of the claim payments could differ materially from our estimated amounts. Certain lines of business written by us, such as excess casualty, have loss experience characterized as low frequency and high severity. The foregoing may result in significant variability in loss payment patterns. The impact of this variability can be exacerbated by the fact that the timing of the receipt of reinsurance recoverables owed to us may be slower than anticipated by us. Therefore, the irregular timing of claim payments can create significant variations in cash flows from operations between periods and may require us to utilize other sources of liquidity to make these payments, which may include the sale of investments or utilization of existing or new credit facilities or capital market transactions. If the source of liquidity is the sale of investments, we may be forced to sell such investments at a loss, which may be material.

Our investments in certain securities, including certain fixed income and structured securities, investments in funds accounted for using the equity method, other investments and our investment in Gulf Re (joint venture) may be illiquid due to contractual provisions or investment market conditions. If we require significant amounts of cash on short notice in excess of anticipated cash requirements, then we may have difficulty selling these investments in a timely manner or may be forced to sell or terminate them at unfavorable values.

On a consolidated basis, our aggregate investable assets totaled $12.50 billion at March 31, 2012, compared to $12.32 billion at December 31, 2011. The primary goals of our asset liability management process are to satisfy the insurance liabilities, manage the interest rate risk embedded in those insurance liabilities and maintain sufficient liquidity to cover fluctuations in projected liability cash flows, including debt service obligations. Generally, the expected principal and interest payments produced by our fixed income portfolio adequately fund the estimated runoff of our insurance reserves. Although this is not an exact cash flow match in each period, the substantial degree by which the fair value of the fixed income portfolio exceeds the expected present value of the net insurance liabilities, as well as the positive cash flow from newly sold policies and the large amount of high quality liquid bonds, provide assurance of our ability to fund the payment of claims and to service our outstanding debt without having to sell securities at distressed prices or access credit facilities. Our unfunded investment commitments totaled approximately $275.0 million at March 31, 2012.

Notes to Consolidated Financial Statements

12. Income Taxes, page 181

2.              Your premiums written in the United States accounted for 55%, 57% and 59% of your total premiums written in 2011, 2010 and 2009. You had a pre-tax loss attributable to the United States in 2011 and pre-tax income attributable to the United States was 3% and 9% for 2010 and 2009, respectively. Please provide us proposed disclosure for your MD&A to be included in future periodic reports to explain the underlying reasons for the disproportionate relationship between premiums and pre-tax income in the United States. Please include the specific factors that resulted in pre-tax income for Bermuda being significantly higher than the United States during the years ended December 31, 2011, 2010 and 2009.

The Company plans to adjust its 2012 second quarter Form 10-Q Management’s Discussion and Analysis to incorporate the additional information requested (revised disclosures are underlined):

Our non-U.S. operations account for a significant percentage of our premiums written. In general, the business written in our non-U.S. operations, which is heavily weighted towards reinsurance business, has been more profitable than the business written in our U.S. operations, which is weighted more towards insurance business. In general, our reinsurance segment has operated at a higher margin than our insurance segment, which is due to prevailing market conditions and the mix and type of business written. The most profitable line of business in the current environment continues to be catastrophe-exposed property reinsurance, which is written primarily in our non-U.S. reinsurance operations. Additionally, a significant component of our pre-tax income is generated through our investment performance. We hold a substantial amount of our investable assets in our non-U.S. operations and, accordingly, a large portion of our investment income is produced in our non-U.S. operations. In addition, ACGL, through its subsidiaries, provides financial support to certain of its insurance subsidiaries and affiliates, through certain reinsurance arrangements beneficial to the ratings of such subsidiaries. Our U.S.-based insurance and reinsurance groups enter into separate reinsurance arrangements with Arch Re Bermuda covering individual lines of business. For the 2011 calendar year, the U.S. groups ceded business to Arch Re Bermuda at an aggregate net cession rate (i.e., net of third party reinsurance) of approximately 51%.  All of the above factors have resulted in the non-U.S. group providing a higher contribution to our overall pre-tax income in the current period than the percentage of net premiums written would indicate.